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                             October 25, 2021

       Mark Kalvoda
       Chief Financial Officer
       Titan Machinery Inc.
       644 East Beaton Drive
       West Fargo, ND 58078-2648

                                                        Re: Titan Machinery
Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2021
                                                            Filed March 31,
2021
                                                            File No. 1-33866

       Dear Mr. Kalvoda:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 38

   1. Your adjustments for ERP transition costs and tax valuation allowances in your reconciliations of
adjusted net income and adjusted diluted EPS appear to result in individually tailored
recognition methods. Please revise your presentation to omit these adjustments or tell us
why you believe they are appropriate. Refer to Question 100.04 of the Staff's Compliance
and Disclosure Interpretations on Non-GAAP Financial Measures.
       Adjusted Cash Flow Reconciliation, page 42

   2. Please tell us more about the nature of the adjustment for constant equity in equipment inventory and your
consideration of the guidance in Item 10(e)(1)(ii)(A) of Regulation S-
                                                        K.
 Mark Kalvoda
Titan Machinery Inc.
October 25, 2021
Page 2
Consolidated Statements of Operations, page 52

3. It appears cost of revenue excludes a portion of depreciation and amortization expense.
         We also note that you present gross profit. Please tell us in detail what depreciation and amortization is included in cost of revenue. In addition, tell us your consideration of SAB
         Topic 11:B.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336
with any questions.



FirstName LastNameMark Kalvoda                                Sincerely,
Comapany NameTitan Machinery Inc.
                                                              Division of
Corporation Finance
October 25, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName